Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Slack Technologies, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-232030 and 333-237138) on Form S-8 of Slack Technologies, Inc. of our report dated March 19, 2021, with respect to the consolidated balance sheets of Slack Technologies, Inc. as of January 31, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2021, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of January 31, 2021, which report appears in the January 31, 2021 annual report on Form 10-K of Slack Technologies, Inc.

Our report refers to a change in the method of accounting for leases as of November 1, 2019.

/s/ KPMG LLP
San Francisco, California
March 19, 2021